------
FORM 4                                          -------------------------------
------                                                   OMB APPROVAL
                                                -------------------------------
[ ] Check this box if no longer subject         OMB Number:           3235-0287
    to Section 16. Form 4 or Form 5             Expires:     September 30, 1998
    obligations may continue.  See              Estimated average burden
    Instructions 1(b).                          hours per response..........0.5
                                                -------------------------------

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

   Bankgesellschaft Berlin AG
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   (Last)            (First)            (Middle)

   Alexanderplatz 2
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                     (Street)

   D-10178              Berlin         Germany
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   The Emerging Germany Fund, Inc.   (FRG)

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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement for Month/Year

   October 1997

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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] Director
   [ ] Officer (give title below)
   [X] 10% Owner
   [ ] Other (specify below)

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7. Individual or Joint/Group Filing

   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

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                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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          1.                2.           3.                     4.                       5.           6.          7.
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                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
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Common Stock, par
value $.001 per share     10/8/97      P              10,000     A      $11.5625
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Common Stock, par
value $.001 per share     10/23/97     P               1,000     A       10.3125
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Common Stock, par
value $.001 per share     10/27/97     P             120,000     A       10.4063
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Common Stock, par
value $.001 per share     10/28/97     P               8,000     A        9.5000
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Common Stock, par
value $.001 per share     10/30/97     P              20,000     A       10.2813      1,834,500      D
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*  If the Form is filed by more than one reporting person, see Instruction 4(b)(v).
   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                         (over)
                                                                SEC 1474 (8-92)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
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     1.        2.       3.         4.         5.             6.                 7.           8.         9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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Explanation of Responses:




** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                             Bankgesellschaft Berlin AG


                             By: /s/ Gregory L. Melville        November 6, 1997
                                ---------------------------     ---------------
                                Name:  Gregory L. Melville           Date
                                Title: Assistant Director

                             By: /s/ Dirk Kipp                  November 6, 1997
                                ---------------------------     ---------------
                                Name:  Dirk Kipp                     Date
                                Title: Director


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                                                                SEC 1474 (8-92)